

September 24, 2013

Via E-mail
Homero Giovanni Penaherrera Zavala
President
Altair International Corp.
Conjunto Sierra Morena Casa D9
Tumbaco, Ecuador

> **Re:** **Altair International Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-190235**

Dear Mr. Zavala:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 6

1. Your disclosure of total expenses and net loss from inception to June 30, 2013 of $6,568 is not consistent with the amount reported on the Statement of Operations of $6,649. Please explain or revise. We also noted disclosure throughout the document indicated a net loss from inception through June 30, 2013 of $6,568. For instance see pages 5, 18, and 21. Please ensure your disclosure throughout the document is consistent with the amount reported in your financials.

Dilution, page 12

2. It appears you have a negative tangible book value as of June 30, 2013. Please explain how you calculated a net tangible book value per share before the offering of $0 or revise. Please consider the impact for each benchmark (100%, 75% and 50%) on the

increase to present stockholders in net tangible book value per share and the disclosure on pages 12 through 14.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silivio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director